UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant’s name into English)

 37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 48 18 28 1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) announces that its Annual General Meeting of Shareholders and its Extraordinary General Meeting of Shareholders (collectively, the “General Meetings”) are to be held on May 8, 2017. The General Meetings will be held at the registered office of the Company at 37A, avenue J.F. Kennedy, L-1 855, Luxembourg. The record date for the determination of shareholders entitled to vote at the General Meetings is April 24, 2017. The Convening Notice and the agenda for the General Meetings and the form of proxy for use in connection with the General Meetings are attached as Exhibit 99.1 hereto.

Exhibits

Exhibit 99.1	Convening Notice and agenda, dated April 7, 2017, and form of proxy for the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on May 8, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: April 7, 2017